Exhibit 99.2

Execution Version

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of March 24, 2015, is by and among Lexmark International Technology, S.A., a Switzerland joint stock company (“Parent”), Ariel Investment Company, Ltd., a Bermuda exempted company and a direct wholly-owned subsidiary of Parent (“Merger Sub”), Kofax Limited, a Bermuda exempted company (the “Company”) and each of the Persons set forth on Schedule A hereto (each, a “Shareholder”). The Company shall only be a party to this Agreement for purposes of Section 1.1(c) and Article V of this Agreement. Defined terms used but not defined herein shall have the respective meanings set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among Parent, Merger Sub and the Company.

WHEREAS, as of the date hereof, each Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of common shares, par value $0.001 per share (“Common Shares”), of the Company set forth opposite such Shareholder’s name on Schedule A (all such shares set forth on Schedule A, together with any Common Shares of the Company that are hereafter issued to or otherwise acquired or owned as to the legal or beneficial ownership by any Shareholder prior to the termination of this Agreement being referred to herein as the “Subject Shares”);

WHEREAS, simultaneously herewith, Parent, Merger Sub, Lexmark International, Inc. and the Company are entering into the Merger Agreement, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity in such merger as a wholly owned subsidiary of Parent (the “Merger”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have required that each Shareholder, and as an inducement and in consideration therefor, each Shareholder (in such Shareholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT AND GRANT OF IRREVOCABLE PROXY

1.1. Voting of Subject Shares; Proxy.

(a) At every meeting of the Company Shareholders called, and at every adjournment or postponement thereof, such Shareholder shall, or shall cause the holder of record on any applicable record date to, appear or otherwise cause such Shareholder’s Subject Shares then entitled to be voted, or for which the Shareholder or any other Person acting on the Shareholder’s behalf is entitled to consent or act, with respect thereto (the “Vote Shares,” provided that the Shareholder undertakes no obligation to convert, exercise or exchange any security into securities entitled to be voted) to be counted as present for purposes of establishing a quorum at any such meeting of Company Shareholders and vote such Shareholder’s Vote Shares (i) in favor of (A) the adoption and approval of the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the Merger, and (B) approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption and approval of the Merger Agreement, the Statutory Merger Agreement and the transactions contemplated thereby, including the Merger, or such other transaction on the date on which such meeting is held, (ii) against (A) any action or agreement which would reasonably be expected to, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including, a merger, amalgamation, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend or liquidation involving the Company and any Person (other than Parent, Merger Sub or their respective Affiliates), or any other proposal of any Person (other than Parent, Merger Sub or their respective Affiliates) to acquire the Company or all or substantially all of the assets thereof, (B) any Acquisition Proposal and any action in furtherance of any Acquisition Proposal (C) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Shareholder contained in this Agreement or (D) any change in any manner of the voting rights of any class of shares of the Company (including any amendments to the Memorandum of Association or Bye-laws of the Company) and/or (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, including the Merger, which is considered at any such meeting of the Company Shareholders.

(b) Such Shareholder hereby irrevocably (except as provided in Section 5.2) grants to, and appoints, Parent and any designee thereof, such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to attend any meeting of the Company Shareholders on behalf of such Shareholder with respect to the matters set forth in Section 1.1(a), to include such Subject Shares in any computation for purposes of establishing a quorum at any such meeting of Company Shareholders, and to vote all Vote Shares in connection with any meeting of Company Shareholders. Such Shareholder hereby affirms that the irrevocable proxy set forth in this Section 1.1(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. Such Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in this Section 1.1 or in Section 5.2 hereof, is intended to be irrevocable.

(c) The Company hereby agrees to recognize the proxy created by Section 1.1(b) of this Agreement until such time as such Parent shall notify the Company in writing that the appointment of the proxy is no longer in force and effect; provided, that the proxy provided by Section 1.1(b) shall automatically terminate without further action (including the delivery of any notice) on the party of any Person upon the termination of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Except as set forth on Schedule 2.1 hereto, each Shareholder represents and warrants to Parent and Merger Sub as to such Shareholder, severally but not jointly, that:

2.1. Organization; Authorization; Binding Agreement. If such Shareholder is an entity, such Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or constituted (to the extent such concepts are recognized in such jurisdiction) and the consummation of the transactions contemplated hereby are within such Shareholder’s corporate or organizational powers and have been duly authorized by all necessary corporate or organizational actions on the part of such Shareholder. Such Shareholder has full power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by such Shareholder, and constitutes a legal, valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in an Action in equity or at law).

2.2. Non-Contravention. The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of such Shareholder’s obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby will not (i) violate any Law applicable to such Shareholder or such Shareholder’s Subject Shares , (ii) except as may be required by applicable securities Law, require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person (including any Governmental Entity) under, constitute a default (with or without the giving of notice or the lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrances on any of the Subject Shares pursuant to, any Contract, agreement, trust, commitment, order, judgment, writ, stipulation, settlement, award, decree or other instrument binding on such Shareholder or any applicable Law, (iii) render any Takeover Statutes applicable to the Merger or any other transaction involving Parent, Merger Sub or any Affiliate thereof, or (iv) if such Shareholder is an entity, violate any provision of such Shareholder’s organizational documents, in case of each of clauses (i), (ii) and (iv), except as would not reasonably be expected to adversely affect the ability of such Shareholder to perform its obligations under this Agreement in any material respect or to consummate the transactions contemplated hereby in a timely manner.

2.3. Ownership of Subject Shares; Total Shares. Such Shareholder is the legal or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such Shareholder’s Subject Shares and has good and marketable title to such Subject Shares free and clear of any liens, claims, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a Shareholder in respect of such Subject Shares (collectively, “Encumbrances”), except as provided hereunder or pursuant to any applicable restrictions on transfer under the Securities Act (collectively, “Permitted Encumbrances”). The Subject Shares listed on Schedule A opposite such Shareholder’s name constitute all of the Common Shares of the Company beneficially owned by such Shareholder as of the date hereof, and such Shareholder neither holds nor has any beneficial ownership in any other Common Shares in the Company, except for any beneficial ownership of Common Shares that is disclaimed by such Shareholder in the Company SEC Documents. Except pursuant to this Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Shareholder’s Subject Shares.

2.4. Voting Power. Other than as provided in this Agreement, such Shareholder has full voting power, with respect to such Shareholder’s Subject Shares and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder’s Subject Shares. As of the date hereof, none of such Shareholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder.

2.5. Reliance. Such Shareholder has had the opportunity to review the Merger Agreement, the Statutory Merger Agreement and this Agreement with counsel of such Shareholder’s own choosing. Such Shareholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement and the Statutory Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

2.6. Absence of Litigation. With respect to such Shareholder, as of the date hereof, there is no Action pending against, or, to the knowledge of such Shareholder, threatened in writing against such Shareholder or any of such Shareholder’s properties or assets (including the Subject Shares) that would reasonably be expected to prevent or materially delay or impair the consummation by such Shareholder of the transactions contemplated by this Agreement or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder in any material respect.

2.7. Brokers. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by such Shareholder

2.8. Sophistication. Each Shareholder acknowledges that such Shareholder is an informed and sophisticated investor and, together with such Shareholder’s advisors, has undertaken such investigation as they have deemed necessary, including the review of the Merger Agreement and this Agreement, to enable such Shareholder to make an informed and intelligent decision with respect to the Merger Agreement and this Agreement and the transactions contemplated thereby and hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represent and warrant to each of the Shareholders, jointly and severally, that:

3.1. Organization; Authorization. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. The consummation of the transactions contemplated hereby are within each of Parent’s and Merger Sub’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Parent and Merger Sub. Each of Parent and Merger Sub have full corporate power and authority to execute, deliver and perform this Agreement.

3.2. Binding Agreement. This Agreement has been duly authorized, executed and delivered by each of Parent and Merger Sub and (assuming the due authorization and execution and delivery by such Shareholder) constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in an Action in equity or at law).

ARTICLE IV

ADDITIONAL COVENANTS OF THE SHAREHOLDERS

Each Shareholder hereby covenants and agrees, severally but not jointly, that until the termination of this Agreement:

4.1. No Transfer; No Inconsistent Arrangements. Except as provided hereunder (including pursuant to Section 1.1) or under the Merger Agreement, such Shareholder shall not, directly or indirectly, (i) create or permit to exist any Encumbrance, other than Permitted Encumbrances, on any or all of such Shareholder’s Subject Shares, (ii) transfer, sell, assign, gift, hedge, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any or all of such Shareholder’s Equity Interests in the Company, including any Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer of any or all of such Shareholder’s Subject Shares, or any right or interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of such Shareholder’s Subject Shares, (v) except for voting trusts, voting agreements or arrangements existing on the date hereof and set forth on Schedule 4.1 hereto, deposit or permit the deposit of any or all of such Shareholder’s Equity Interests in the Company, including any Subject Shares, into a voting trust or enter into a voting agreement or arrangement with respect to any of such Equity Interests, including the Subject Shares, or (vi) knowingly take any other action that would reasonably be expected to restrict, limit or interfere with the performance of such Shareholder’s obligations hereunder or the transactions contemplated hereby. If any involuntary Transfer of any or all of such Shareholder’s Subject Shares shall occur (including, if applicable, a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. Such Shareholder agrees that it shall not, other than as may result from the execution of this Agreement, and shall cause each of its Affiliates not to, become a member of a “group” (as defined under Section 13(d) of the Exchange Act) with respect to any Equity Interests in the Company for the purpose of opposing or competing with or taking any actions inconsistent with the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, such Shareholder may make Transfers of Subject Shares (a) to any “Permitted Transferee” (as defined below), in which case the Subject Shares shall continue to be bound by this Agreement and provided that any such Permitted Transferee agrees in writing to be bound by the terms and conditions of this Agreement prior to the consummation of any such Transfer;; or (b) as Parent may otherwise agree in writing in its sole discretion. A “Permitted Transferee” means, with respect to any Shareholder, (i) a spouse, lineal descendant or antecedent, brother or sister, adopted child or grandchild, or the spouse of any child, adopted child, grandchild, or adopted grandchild of such Shareholder, (ii) any charitable organization described in Section 170(c) of the Code, (iii) any trust, the beneficiaries of which include only the Persons named in clause (i) or (ii) of this definition, (iv) any corporation, limited liability company, or partnership, the Shareholders, members, and general or limited partners of which include only the Persons named in clause (i) or (ii) of this definition, or (v) if such Shareholder is a partnership or limited liability company, one or more partners or members of such Shareholder or an affiliated corporation under common control with such Shareholder.

4.2. No Exercise of Appraisal Rights; Actions. Such Shareholder (i) waives and agrees not to exercise any Appraisal Rights in respect of such Shareholder’s Subject Shares that may arise with respect to the Merger and (ii) agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (y) alleging breach of any fiduciary duty of any Person in connection with the negotiation and entry into the Merger Agreement.

4.3. Documentation and Information. Except as required by applicable law (including without limitation the filing of a Schedule 13D or other share ownership report with the SEC which may include this Agreement as an exhibit thereto), such Shareholder shall not make any public announcement regarding this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby without the prior written consent of Parent. Such Shareholder consents to and hereby authorizes Parent and Merger Sub to publish and disclose in all documents and schedules required to be filed with the SEC or other Governmental Entity, and any press release or other disclosure document that Parent or Merger Sub reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, the existence of this Agreement and the nature of the commitments and obligations under this Agreement.

4.4. No Solicitation. Such Shareholder shall not, nor shall such Shareholder authorize or permit any of such Shareholder’s Representatives to, directly or indirectly, (a) solicit, initiate, propose or knowingly encourage or facilitate (including by providing information), or take any other action designed to encourage or facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding or furnish to any Person (other than Parent, Merger Sub or their respective Representatives or the Company’s Representatives) any information or data concerning the Company or any Subsidiary of the Company relating to, or otherwise cooperate with, any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal or (c) execute or enter into any letter of intent, agreement in principle, tender agreement, support agreement or other similar agreement relating to an Acquisition Proposal or any proposal or offer that may reasonably be expected to lead to or facilitate an Acquisition Proposal, or that contradicts the Merger Agreement. Such Shareholder shall, and shall cause its Representatives to, immediately cease all discussions and negotiations with any Person that may be ongoing with respect to any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished.

4.5. Adjustments. In the event (a) of any stock split, stock dividend, merger, amalgamation, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Subject Shares or (b) that such Shareholder shall become the beneficial owner of any additional Common Shares, then the terms of this Agreement shall apply to the Common Shares held by such Shareholder immediately following the effectiveness of the events described in clause (a) or such Shareholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Subject Shares hereunder. In the event that any such Shareholder shall become the beneficial owner of any other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1.1 hereof, then the terms of Section 1.1 hereof shall apply to such other securities as though they were Subject Shares hereunder.

ARTICLE V

MISCELLANEOUS

5.1. Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person, or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail, or on receipt after dispatch by registered or certified mail, postage prepaid, or on the next business day (as defined in the Merger Agreement) if transmitted by national overnight courier, in each case addressed as follows: (i) if to Parent or Merger Sub, in accordance with the provisions of the Merger Agreement and (ii) if to a Shareholder, to such Shareholder’s address, facsimile number or e-mail address set forth on a signature page hereto, or to such other address, facsimile number or e-mail address as such party may hereafter specify in writing for the purpose by notice to each other party hereto.

5.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the Shareholder pursuant to the Merger Agreement as in effect on the date hereof, and (iv) the mutual written consent of all of the parties hereto. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement and the power-of-attorney and proxy set forth in Section 1.1 shall be revoked, terminated and of no further force and effect; provided, however, that (x) nothing set forth in this Section 5.2 shall relieve any party from liability for any breach of this Agreement prior to termination hereof and (y) the provisions of this Article V shall survive any termination of this Agreement.

5.3. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4. Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided that nothing herein shall prevent the Company from paying the expenses of the Shareholders; provided however that the Company shall not pay more than $50,000 in the aggregate across all Shareholders for such expenses.

5.5. Binding Effect; Benefit; Assignment. The parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties, except to the extent that such rights, interests or obligations are assigned pursuant to a Transfer expressly permitted under Section 4.1. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

5.6. Governing Law; Venue. (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS, PROVIDED, HOWEVER THAT THE ENFORCEABILITY AND VALIDITY OF THE PROXY GRANTED HEREBY SHALL BE GOVERNED BY THE LAWS OF BERMUDA.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the District of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.1 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 5.6(b), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF PARENT UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH

PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.6(c).

5.7. Counterparts; Delivery by Facsimile or Email. This Agreement may be executed by facsimile and in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement, and any amendments hereto, waivers hereof or consents or notifications hereunder, to the extent signed and delivered by means of a facsimile machine or by email with facsimile or scan attachment, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party, each other party shall re-execute original forms thereof and deliver them to all other parties. No party shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or Contract was transmitted or communicated through the use of facsimile machine or by email with facsimile or scan attachment as a defense to the formation of a contract, and each such party forever waives any such defense.

5.8. Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

5.9. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

5.10. Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. In any Proceeding for specific performance, the parties will waive the defense of adequacy of a remedy at law, and the parties waive any requirement for the securing or posting of any bond in connection with the remedies referred to in this Section 5.10.

5.11 Headings. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5.12. Mutual Drafting. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties; accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

5.13. Further Assurances. Parent, Merger Sub and each Shareholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations, to perform their respective obligations under this Agreement.

5.14. Interpretation. Unless the context otherwise requires, as used in this Agreement: (i) “or” is not exclusive; (ii) “including” and its variants mean “including, without limitation” and its variants; (iii) words defined in the singular have the parallel meaning in the plural and vice versa; (iv) words of one gender shall be construed to apply to each gender; and (v) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

5.15. Capacity as Shareholder. Each Shareholder signs this Agreement solely in such Shareholder’s capacity as a Shareholder of the Company, and not in any other capacity and this Agreement (including, without limitation, references herein to Shareholder Representatives) shall not limit or otherwise affect the actions of such Shareholder or any affiliate, employee or designee of such Shareholder or any of its affiliates in its capacity, if applicable, as an officer or director or other fiduciary capacity on behalf of the Company.

5.16. No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed by all parties thereto, and (ii) this Agreement is executed by all parties hereto.

5.17. No Ownership Interest. Except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each applicable Shareholder, and neither Parent nor Merger Sub shall have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct such Shareholder in the voting of any of the Shares, except as otherwise provided herein.

5.18. Shareholder Obligations Several and Not Joint. The obligations of each Shareholder hereunder shall be several and not joint, and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder.

[Signature Page Follows]

The parties are executing this Agreement on the date set forth in the introductory clause.

LEXMARK INTERNATIONAL TECHNOLOGY, S.A.

By:
Name:
Title:

ARIEL INVESTMENT COMPANY, LTD.

By:
Name:
Title:

KOFAX LIMITED

By:
Name:
Title:

[Signature Page to Voting Agreement]

[SHAREHOLDERS]

[ADDRESSES]

[Signature Page to Voting Agreement]

Schedule A

Name of Shareholder	No. Shares

Greg Lock	750,000
Wade Loo	5,000
Joe Rose	125,000
Mark Wells	105,000
Meudon Investments LLC	2,274,289
SPCGT Trust	3,489,481
The 66 BR Trust	1,431,320
James A. Urry	—
The 65 BR Trust	4,821,926
Natasha Foundation	7,671,255
NPC Foundation	2,515,657
William T. Comfort III	1,106,864
Reynolds Bish	196,150
Jamie Arnold	255,000

[Schedule A to Voting Agreement]